Exhibit 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Friday, June 21, 2024 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		VOTE OUTCOME

	FOR	AGAINST
1. To fix the number of Directors at EIGHT (8).	200,391,731 (99.24%)	1,531,553 (0.76%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	166,238,269 (99.33%)	1,116,042 (0.67%)	Carried
David Awram	157,393,020 (94.05%)	9,961,291 (5.95%)	Carried
David E. De Witt	158,190,068 (94.52%)	9,164,243 (5.48%)	Carried
Andrew T. Swarthout	160,558,585 (95.94%)	6,795,726 (4.06%)	Carried
John P.A. Budreski	151,929,533 (90.78%)	15,424,778 (9.22%)	Carried
Mary L. Little	155,216,048 (92.75%)	12,138,263 (7.25%)	Carried
Vera Kobalia	163,749,260 (97.85%)	3,605,051 (2.15%)	Carried
Elif Lévesque	157,588,991 (94.16%)	9,765,320 (5.84%)	Carried

3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	200,136,440 (99.12%)	1,786,848 (0.88%)	Carried

DATED at Vancouver, British Columbia, this 21ST day of June, 2024.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory,
Corporate Secretary